UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

Application of Unitil Corporation	)	
	)	CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1	)	RULE 24 UNDER THE PUBLIC
	)	UTILITY HOLDING COMPANY ACT
(File No. 70-10120)	)	of 1935

_____

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation ("Unitil"), on behalf of itself and its subsidiaries, Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources Inc. and Unitil Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR. No. 35-27691; File No. 70-10120, June 30, 2003).

Exhibit

   Exhibit A -   Quarterly Report of Unitil Corporation and Its Subsidiaries by Short-term
                  Borrowings and Money Pool Transactions for the fourth quarter of 2003.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION

By: /s/ Mark H. Collin
              Mark H. Collin
              Senior Vice President
              Chief Financial Officer &
              Treasurer

Dated: January 30, 2004

QUARTERLY REPORT BY
UNITIL CORPORATION AND ITS SUBSIDIARIES
OF SHORT-TERM BORROWINGS
AND MONEY POOL TRANSACTIONS
FOR THE FOURTH QUARTER OF 2003

	Unitil Corporation	Unitil Energy Systems Inc.	Fitchburg Gas & Electric Light Company
(a)			
Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter:			
Money Pool	N/A	$15,220,013	$29,688,381
Banks	$44,780,000	None	None
(b)			
Average Interest Rate for the Money Pool Borrowings During the Quarter*	N/A	1.61%	1.64%
(c)			
Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter:			
Fleet Bank – NH	$19,185,000	None	None
Citizens Bank	$13,000,000	None	None
Sovereign Bank	$11,000,000	None	None
(d)			
Common Equity as a Percent of Total Capitalization	40%	39%	36%

*Excludes Bank Service and commitment fees

QUARTERLY REPORT BY
UNITIL CORPORATION AND ITS SUBSIDIARIES
OF SHORT-TERM BORROWINGS
AND MONEY POOL TRANSACTIONS
FOR THE FOURTH QUARTER OF 2003

	UNITIL Power Corp.	UNITIL Realty Corp.	UNITIL Service Corp.	UNITIL Resources Inc.
(a)				
Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter:				
Money Pool	$4,514,217	None	$3,864,280	$1,575,845
Banks	None	None	None	None
(b)				
Average Interest Rate for the Money Pool Borrowings During the Quarter*	1.71%	None	1.60%	1.61%
(c)				
Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter:				
Fleet Bank – NH	None	None	None	None
Citizens Bank	None	None	None	None
Sovereign Bank	None	None	None	None
(d)				
Common Equity as a Percent of Total Capitalization	N/A	N/A	N/A	N/A

* Excludes Bank Service and Commitment Fees

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION

By:_____
        Mark H. Collin
        Senior Vice President
        Chief Financial Officer &
        Treasurer

Dated: January 30, 2004